CONTINENTAL MATERIALS CORPORATION

440 South LaSalle Street, Suite 3100

Chicago, IL 60605

September 16, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Al Pavot and Terrence O’Brien

Re:	CONTINENTAL MATERIALS CORP Form 8-K/A filed August 13, 2019 File No. 001-03834

Ladies and Gentlemen:

This letter sets forth the response of Continental Materials Corporation (the “Company”) to the comment letter dated September 4, 2019 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s current report on Form 8-K/A filed on August 13, 2019 (the “Report”). For your convenience, the Staff’s comment has been repeated below in its entirety in italicized font, with the Company’s response to the comment set out immediately underneath it.

Form 8-K/A for filed August 13, 2019

Exhibit 99.1, page 1

1.       The scope limitation included in the audit report does not meet the requirements of Rule 2-02(b) of Regulation S-X. Please file an amendment to this Form that includes an unqualified audit opinion. See the guidance in SAB 1:E.2.

Response:

In response to the Staff’s comment, the Company intends to amend the Report as soon as practicable in order to file revised financial statements of In-O-Vate Technologies, Inc. that include an unqualified audit report as of and for the year ended December 31, 2018. The Company expects to file the amended Report within ten days of the date of this letter.

* * * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (312) 541-7222.

Very truly yours,

/s/ Paul Ainsworth

Paul Ainsworth
Chief Financial Officer